

N E W S   R E L E A S E

News Release 2003-10   **June 2, 2003**
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

Queenstake Signs Asset Purchase and Sale Agreement
for Jerritt Canyon Mine

Queenstake Resources Ltd. (TSX:QRL) signed a definitive asset purchase and sale agreement with subsidiaries of AngloGold Limited and Meridian Gold, Inc. as scheduled on May 30, 2003 to acquire their respective 70% and 30% interests in the Jerritt Canyon mine. Terms were unchanged from the May 20, 2003 letter of intent announced on News Release NR03-09.

The acquisition remains subject to regulatory approval, and Queenstake shareholder approval to be sought on June 16, 2003 at an adjourned and reconvened annual and special meeting. As previously announced Queenstake intends to finance the acquisition by the issue of US$20 to $25 million of secured, senior debt financing with a two-year term and by a US$15 to $20 million brokered equity financing.

Due diligence is underway by both the broker and lending institutions.

Any securities issued pursuant to this transaction will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

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For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com   web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.- -



Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com